Phone:	215-569-5530
Fax:	215-832-5530
Email:	stokes@blankrome.com

June 6, 2012

BY EDGAR

Bo Howell, Esquire
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Special Opportunities Fund, Inc. (the “Fund”) File Nos.: 811-07528 and 333-178943

Dear Mr. Howell:

On behalf of the Fund, and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Fund’s registration statement on Form N-2 filed on January 9, 2012, as amended on April 13, 2012 and June 6, 2012 (the “Registration Statement) be accelerated so that the Registration Statement will become effective today, June 6, 2012 (the “Effective Date”), or as soon thereafter as practicable.

In connection with the foregoing acceleration request, the Fund acknowledges the Commission’s position with respect to each of the following:

●           Should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●           The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

●           The Fund may not assert the action of the Commission or its staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

One Logan Square 18th and Cherry Streets Philadelphia, PA 19103-6998
www.BlankRome.com

Delaware ● Florida ● Maryland ● New Jersey ● New York ● Ohio ● Pennsylvania ● Washington, DC

Bo Howell
June 6, 2012

Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.  Thank you for your continued assistance.

Very truly yours,

/s/ Mary Stokes

MARY STOKES